UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 11-K
______________________

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended: December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 1-7553
_____________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Knight Ridder 401k Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The McClatchy Company
2100 Q Street
Sacramento, CA 95816

REQUIRED INFORMATION

1. Not applicable
2. Not applicable
3. Not applicable
4.  The Knight Ridder 401k Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").  Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibit
23 Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Knight Ridder 401k Plan
(Name of Plan)

Date: July 13, 2007	By: /s/ Patrick J. Talamantes
Patrick J. Talamantes
Vice President, Finance & Chief Financial Officer Chairman, The McClatchy Company Retirement Committee

Financial Statements and Supplemental Schedule

Knight Ridder 401k Plan
December 31, 2006 and 2005, and for the Year Ended December 31, 2006
With Report of Independent Registered Public Accounting Firm

Knight Ridder 401k Plan

Financial Statements
and Supplemental Schedule

December 31, 2006 and 2005, and
for the Year Ended December 31, 2006

Table of Contents

Report of Independent Registered Public Accounting Firm............................................................................................................1

Audited Financial Statements

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held At End of Year).................................................................................................12

Report of Independent Registered Public Accounting Firm

To the Participants and The McClatchy Company Retirement Committee:

We have audited the accompanying statements of net assets available for benefits of the Knight Ridder 401k Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security  Act  of  1974.   This   supplemental   schedule is the   responsibility of the   Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                /s/ Ernst & Young

Sacramento, California
June 25, 2007

        Knight Ridder 401k Plan

Statements of Net Assets Available for Benefits

	December 31, 2006	December 31, 2005

Assets
Investments, at fair value	$649,141,810	$810,489,723

Receivables:
Employer contributions	-	19,026
Participant contributions	-	200,122
Total receivables	-	219,148
Net assets available for benefits	$649,141,810	$810,708,871

See notes to financial statements.

        Knight Ridder 401k Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

Additions
Net appreciation in fair value of investments	$41,734,041
Interest and dividend income	38,844,678

Contributions:
Employer	10,768,852
Participants	39,709,601
Total contributions	50,478,453

Transfer from other plans	66,726
Total additions	131,123,898

Deductions
Benefits paid to participants	286,503,556
Transfers to other plans	6,161,444
Fees and other deductions	25,959
Total deductions	292,690,959
Net decrease	(161,567,061)

Net assets available for benefits:
Beginning of year	810,708,871
End of year	$649,141,810

See notes to financial statements.

      Knight Ridder 401k Plan

Notes to Financial Statements

December 31, 2006

1. Description of the Plan

The following description of the Knight Ridder 401k Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

Acquisition & Disposition Transactions

On June 27, 2006, The McClatchy Company (the “Company” or “McClatchy”) completed the purchase of Knight-Ridder, Inc. (“Knight Ridder”) pursuant to a definitive merger agreement entered into on March 12, 2006, under which the Company paid Knight Ridder shareholders a per share price consisting of $40.00 in cash and .5118 of a Class A McClatchy common share (the “Acquisition”).

In conjunction with the Acquisition, the Company divested 12 Knight Ridder newspapers for strategic and antitrust reasons. The divested newspapers were the Philadelphia Inquirer; Philadelphia Daily News; San Jose Mercury News; St. Paul Pioneer Press; Akron Beacon Journal (OH); Wilkes Barre Times Leader (PA); Aberdeen American News (SD); Grand Forks Herald (ND); Ft. Wayne News-Sentinel (IN); Contra Costa Times (CA); Monterey Herald (CA); and Duluth News Tribune (MN). Four of the 12 newspapers were sold concurrently with the closing of the Acquisition. The remaining eight newspapers were owned for periods ranging from two days to 36 days following the closing of the Acquisition.  Participants who were employees of the 12 divested newspapers ceased participation in the Plan and became 100% vested in any employer contribution accounts. Of the $286.5 million of benefits paid to participants, $243.3 million was paid to participants of the 12 divested newspapers from their respective divestiture date through December 31, 2006.  Additionally, participants of the 12 divested newspapers were permitted to transfer their loan account to another qualified plan.  Such transfers amounted to $6.2 million.

General

The Plan is a defined contribution plan covering substantially all of the Company’s employees who were former Knight Ridder employees. In most cases, an eligible employee can participate after completing one year of service, as defined in the plan document (at least 1,000 hours during the first twelve months of employment or during a plan year that begins after hire) or, if earlier, upon contributing substantially all of a vested lump sum benefit earned under a qualified retirement plan maintained by a previous employer.

        Knight Ridder 401k Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

General (continued)

The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code (the “Code”), and includes a qualified cash or deferred arrangement as defined in Section 401(k) of the Code, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Knight Ridder and its affiliates were members of the Knight-Ridder, Inc. consolidated group through June 26, 2006.  The plan sponsor was changed from Knight Ridder to the Company effective June 27, 2006.

Contributions

Subject to annual limits, participants in the Plan may elect to contribute, on a pre-tax basis, up to 75% of their eligible compensation as defined by the Plan. Amounts representing distributions from other qualified defined contribution or defined benefit plans may be rolled into this Plan. Most participants may also contribute up to 20% of their compensation on an after-tax basis. The Company generally makes matching contributions of 50% of the first 6% of compensation that a participant contributes to the Plan per pay period up to an annual maximum.

Certain employee groups earn matching contributions under alternative provisions as approved by the Plan’s retirement committee, including no match in certain cases. In some cases, the Company makes contributions other than matching contributions. Details of these provisions are available in the plan document.

Participants are allowed to direct their contributions into any of the Plan’s investment fund options. Through June 26, 2006, they were also allowed to immediately redirect employer contributions from the Knight Ridder Common Stock Fund into any of the Plan’s other investment options. On June 27, 2006, the Knight Ridder Common Stock Fund was converted into the McClatchy Common Stock Fund. Contributions into the McClatchy Common Stock Fund, which invests primarily in shares of McClatchy common stock, are no longer permitted as of June 27, 2006; however, participants can transfer monies out of this fund.

Contributions into The Walt Disney Company Common Stock Fund, which invests primarily in shares of Walt Disney Company common stock, are no longer permitted; however, participants can transfer monies out of this fund.

        Knight Ridder 401k Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s voluntary contributions and allocations of: (i) Company matching contributions and (ii) Plan earnings and losses. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in Company matching contributions is based on years of service. Participants generally become 25% vested after two years of service, 50% vested after three years of service, 75% vested after four years of service, and 100% vested after five years of service.  Two-year 100% vesting applies to a participant who was an employee of Knight Ridder Digital.

Participants forfeit non-vested Company contributions and earnings upon termination of employment. All amounts forfeited are used to first restore nonvested account balances for currently rehired former participants, if any, and then to reduce future Company matching contributions.

Participant Loans

Participants may borrow from their fund accounts an amount equal to the lesser of $50,000 or 50% of their vested account balance. The minimum amount a participant can borrow is $500. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates. Loan terms may not exceed five years unless the loan is used to purchase the participant’s primary residence, in which case repayment must be made within 15 years. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Following termination of employment, retirement, disability or death, distribution to a participant shall be made in a lump sum cash payment except as otherwise provided in the plan document. In service distributions to employees are limited to the distribution of after-tax contributions and earnings, distribution after age 59½, or when certain hardship criteria are met.

        Knight Ridder 401k Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

Fees and expenses of the Plan for legal, accounting, and other administrative services may be paid directly by the Company, or at the Company’s discretion, may be paid in whole or in part from plan assets. During 2006, substantially all expenses, including expenses incurred by Knight Ridder through June 26, 2006, were paid by the Company on behalf of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right at any time to amend the plan document to discontinue future matching contributions or to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”).  The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes.  The Plan has adopted the provisions of the FSP at December 31, 2006.

        Knight Ridder 401k Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

New Accounting Pronouncement (continued)

As required by the FSP, investments in the accompanying statements of net assets available for benefits include fully benefit responsive investment contracts recognized at fair value.  The Plan invests in fully benefit responsive investment contracts through its participation in the Vanguard Retirement Savings Trust, a common collective trust fund. The FSP requires common collective trust funds which hold fully benefit responsive investment contracts to be reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to these investments at contract value; however there was not a material difference between fair value and contract value for any period presented. As such, an adjustment has not been separately presented on the statements of net assets available for benefits as of December 31, 2006 and 2005.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. The fair value of investments in mutual funds is based on quoted market prices, which represent the net asset values of shares held by the Plan at year end. The fair value of common stock is based on the New York Stock Exchange quoted closing value on the last business day of the plan year. The common collective trust fund is stated at quoted redemption value, which includes fully benefit responsive investment contracts held by the common collective trust fund at their contract value.  The quoted redemption value of the common collective trust fund is not materially different from the unit value calculated when considering the fair value of the fund’s fully benefit responsive investment contracts.  The money market account is valued on the basis of historical cost plus accrued interest, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        Knight Ridder 401k Plan

 Notes to Financial Statements (continued)

3. Investments

During 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments

Mutual funds	$41,773,780
Common stock	(39,739)
$41,734,041

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31, 2006			December 31, 2005

McClatchy Common Stock Fund formerly known as Knight Ridder Common Stock Fund	$		*	$106,455,401
Vanguard 500 Index Fund		101,586,324		126,832,434
Vanguard Explorer Fund		35,132,596		48,189,894
Vanguard Federal Money Market Fund		39,155,225		*
Vanguard International Growth Fund		40,333,199		*
Vanguard Prime Money Market Fund		33,999,929		43,011,965
Vanguard Wellington Fund		61,225,041		76,529,272
Vanguard Windsor Fund		151,839,150		180,925,686

*Fair value is less than 5% of the Plan’s net assets.

        Knight Ridder 401k Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 1, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although certain provisions adopted in the recent plan restatement specific to compliance with the Economic Growth and Tax Relief Reconciliation Act of 2001 were not covered by the current determination letter, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

5. Related Party and Party-in-Interest Transactions

At December 31, 2006, approximately 4% of the Plan’s investments are in shares of the Company’s Common Stock Fund. Approximately 13% of the Plan’s investments are in shares of Knight Ridder Common Stock Fund at December 31, 2005. Knight Ridder and its affiliates were members of the Knight Ridder consolidated group through June 26, 2006. Investments in shares of Knight Ridder Common Stock Fund and McClatchy Common Stock Fund constitute party-in-interest transactions. Purchases and sales of Knight Ridder Common Stock Fund through June 26, 2006 totaled $13,454,794 and $29,645,645, respectively. Effective June 27, 2006, Knight Ridder common stock shares were converted into McClatchy common stock shares, as discussed in Note 1.  Purchases and sales of McClatchy Common Stock Fund from June 27, 2006 through December 31, 2006 totaled $74,709 and $64,616,043, respectively.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could potentially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

Knight Ridder 401k Plan

EIN# 38-0723657, Plan #022

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2006

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity date	(e) Current value

	Vanguard Fiduciary Trust Company:
	Mutual funds:
*	500 Index Fund	777,903 shares	$101,586,324
*	Explorer Fund	470,253 shares	35,132,596
*	Federal Money Market	39,155,225 shares	39,155,225
*	International Growth Fund	1,690,411 shares	40,333,199
*	LT Investment Grade Fund	2,966,117 shares	27,436,582
*	Mid-Cap Index Fund	1,230,098 shares	24,331,329
*	Morgan Growth Fund	765,809 shares	14,542,705
*	Target Retirement 2005 Fund	148,961 shares	1,708,588
*	Target Retirement 2015 Fund	1,021,865 shares	12,732,440
*	Target Retirement 2025 Fund	874,234 shares	11,400,008
*	Target Retirement 2035 Fund	493,699 shares	6,847,607
*	Target Retirement 2045 Fund	149,192 shares	2,136,427
*	Target Retirement Inc.	40,191 shares	430,038
*	Total Bond Market Index Fund	1,008,808 shares	10,077,992
*	Wellington Fund	1,887,914 shares	61,225,041
*	Windsor Fund	8,145,877 shares	151,839,150

	Common/collective trust fund:
*	Vanguard Retirement Savings Trust **	26,624,275 units	26,624,275

	Money market fund:
*	Prime Money Market Fund	33,999,929 shares	33,999,929

*	The McClatchy Company Common Stock Fund	543,891 shares	23,550,497

	The Walt Disney Company Common Stock Fund	186,721 shares	6,398,945

*	Participant loans	Interest rates ranging from 4.0% to 9.5%, maturing through 2021	17,652,913
	Total investments		$649,141,810

* Indicates a party-in-interest.
** Vanguard Retirement Savings Trust is stated at contract value, which materially reflects fair value. See Note 2 to the Financial Statements.

Column (d), cost, has been omitted, as all investments are participant-directed.